Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), November 4, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on June 30, 2022, as the initial tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
26/10/2022	EXM	2,550	196.6770	501,526.35
27/10/2022	EXM	2,540	197.9263	502,732.80
28/10/2022	EXM	2,500	196.9065	492,266.25
31/10/2022	EXM	2,540	197.7513	502,288.30
01/11/2022	EXM	2,504	200.7748	502,740.10
02/11/2022	EXM	2,549	197.2148	502,700.53
03/11/2022	EXM	4,071	194.7716	792,915.18
Total	—	19,254	197.2146	3,797,169.51

Since the announcement of such First Tranche till November 3, 2022, the total invested consideration has been:
•Euro 110,738,872.01 for No. 574,120 common shares purchased on the EXM
•USD 19,368,214.33 (Euro 19,686,561.33*) for No. 101,968 common shares purchased on the NYSE.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of November 3, 2022, the Company held in treasury No. 11,741,198 common shares equal to 4.57% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
2